[LITHIA MOTORS, INC. LETTERHEAD]

September 19, 2012

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Lithia Motors, Inc.

Registration Statement on Form S-3

Filed July 27, 2012 (as amended August 29 and September 13, 2012)

File No. 333-182913

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Lithia Motors, Inc. (the “Company”) respectfully requests that the effective date of the above described registration statement be accelerated so that the registration statement will become effective on Monday, September 24, 2012, at 4:00 p.m. eastern time or as soon thereafter as practicable.

Regarding the above referenced registration statement, the Company acknowledges that prior to taking down securities from the Registration Statement the Company will file a form of indenture and updated opinion of counsel and that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew Ognall at Lane Powell PC at 503-778-2169 if you foresee any reason the request for acceleration cannot be honored.

Sincerely,

/s/ Chris Holzshu

Chris Holzshu

Executive Vice President / CFO